Mail Stop 3561

August 28, 2007

Mr. Wesley S. McDonald
Chief Financial Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re: Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed March 23, 2007**
> **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
> **June 8, 2007**
> **File No. 1-11084**

Dear Mr. McDonald:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Results of Operations, page 15

1.   We note from your disclosure on page 16 that selling, general and administrative
        expenses include all costs associated with your distribution centers. Please
        expand your MD&A discussion to provide cautionary disclosure that your gross
        margins may not be comparable to others, since some entities include the costs
        related to their distribution network in cost of merchandise sold and others like
        you exclude all of them from gross margin, including them instead in selling,
        general and administrative expenses. To the extent the excluded costs are
        material to your operating results, quantify these amounts in MD&A.

Liquidity and Capital Resources, page 17

2.   In future filings, please provide a more informative analysis and discussion of
        cash flows from operating activities, including changes in working capital
        components, for each period presented. In doing so, please explain the
        underlying reasons and implications of material changes between periods to
        provide investors with an understanding of trends and variability in cash flows.
        For example, please explain the reasons for the increases in merchandise
        inventories and accounts payable from fiscal 2005 to 2006. Please refer to Item
        303(a) of Regulation S-K and SEC Release No. 33-8350.

3.   You disclose in footnote 3 on page F-12 that the Board of Directors has
        authorized significant repurchases of your common stock. In future filings, please
        disclose the reasons for the stock repurchases and discuss the impact any
        remaining future purchases will have on your short- and long-term liquidity.

Contractual Obligations, page 20

4.   You disclose on page F-14 that many of your store leases obligate you to pay real
        estate taxes, insurance and maintenance costs. To the extent that these costs are
        material, please disclose in a note to the contractual obligations table that lease
        obligations exclude payments for these items. Please also include a discussion of
        the payments to the extent necessary to provide a context for the reader to
        understand the impact of those costs on your total lease obligations. See Item
        303(a)(5) of Regulation S-K.

5.   In future filings, please revise your presentation of the contractual obligations
        table to conform exactly to the tabular format prescribed by Item 303(a)(5)(i) of
        Regulation S-K. In this regard, we note that your 2007, 2008, 2009, 2010, 2011
        and thereafter categories do not comply with the prescribed requirements.

Financial Statements

Consolidated Statements of Income, page F-4

6.   We note that you present cost of sales exclusive of depreciation and amortization.
        Please revise the description of the "Cost of merchandise sold" line item to
        comply with the requirements of SAB Topic 11:B.

Note 1. Business and Summary of Accounting Policies, page F-7

Merchandise Inventories, page F-7

7.   Please expand your discussion to disclose the manner by which you estimate a
        provision, if any, for damaged, obsolete, excess and slow-moving inventory.
        Please also confirm that you will:

        •   Disclose the amount of and circumstances surrounding any material inventory
            impairment charges in MD&A and the notes to your financial statements; and

        •   To the extent material, present inventory impairment charges as a separate
            reconciling item in the operating activities section of your statements of cash
            flows.

Revenue Recognition, page F-10

8.   We note from your disclosure that your sales for fiscal year 2006 included $15.0
        million related to the initial recognition of gift card breakage revenue. We note
        further that gift card breakage revenue is based on historical redemption patterns
        and represents the balance of gift cards for which you believe the likelihood of
        redemption by a customer is remote. Please tell us your basis in GAAP for
        recognizing revenue before either performance or a legal release from the liability
        as contemplated by SFAS 140. In doing so, tell us whether any or all of your gift
        cards are redeemable for cash and carry expiration dates and whether and how
        your accounting policies differ with respect to gift cards that do and do not carry
        expiration dates. Please provide evidence that demonstrates to us that the demand
        for future performance with respect to the estimated breakage recognized as
        revenue is remote and that the estimate is based on a large population of

homogeneous transactions. In addition, please provide us the historical evidence supporting your estimate of breakage recognized in fiscal year 2006. Consider providing us a schedule that reflects the following information for an appropriate historical period:

- the number and dollar amount of gift cards purchased by year;

- the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year;

- the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year; and

- the breakage recognized on a quarterly basis for all year-to-date historical periods.

Further, please tell us whether you recognize breakage upon sale of the gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

Note 2. Sale of Proprietary Credit Card Business, page F-12

9.   We note that you sold your private label credit card accounts and the related outstanding balances to JPMorgan Chase ("Chase") and that you entered into a multi-year agreement that provides for you to receive ongoing payments related to the profitability of the credit card portfolio. Please tell us what consideration, if any, you gave to presenting the sale of your credit card business as discontinued operations pursuant to SFAS 144 and EITF 03-13 and to reflecting the sale proceeds in investing activities on your statement of cash flows. In doing so, please provide us with further information regarding your multi-year agreement and the ongoing payments you will receive. Indicate whether you have any significant ongoing obligations to Chase and indicate whether the amount reflected in the line item "Due to JP Morgan Chase" in the tabular presentation of accrued liabilities on page F-9 pertains to this agreement or to other ongoing obligations. Quantify the amounts presented in your financial statements for fiscal year 2006 attributed to this agreement.

Controls and Procedures, page 23

(a) Evaluation of Disclosure Controls and Procedures, page 23

10.   We note your statement that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

(c) Changes in Internal Control Over Financial Reporting, page 24

11.   We note that you state there were no significant changes in your internal controls or in other factors that could significantly affect those controls during the last fiscal quarter, including any corrective actions with regard to significant deficiencies and material weaknesses. Please confirm to us, if true, that there were no changes in your internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended May 5, 2007

Controls and Procedures, page 21

12.   You state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal

> executive and principal financial officer, to allow timely decisions regarding
> required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or, in her absence, Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief